

April 27, 2011

Via E-mail
Mr. Bernard L. Brodkorb
President and Chief Executive Officer
ISA Internationale Inc.
2564 Rice Street
St. Paul, Minnesota 55113

> **Re: ISA Internationale Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2010**
> **Filed January 18, 2011**
> **File No. 001-16423**

Dear Mr. Brodkorb:

We have reviewed your response dated April 6, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Twelve Months Ended September 30, 2010
Sales and Gross Profit

1. We note your response to comment two of our letter dated March 2, 2011. Please consider limiting the table and the revised discussion in Management's Discussion and Analysis to the significant changes during 2010 relating to sales and gross profit. Using the restated amounts, please provide a revised discussion and analysis of your sales and gross profit results in a clear and concise manner that investors can understand. Refer to Item 303 (a) of Regulation S-K. We presume you will present the explanation by

line item of the errors along with the corrections and restatement in a footnote to the financial statements in the amended reports you intend to file.

Operating Expense and Interest

2. We note your response relating to comment three of our letter dated March 2, 2011 regarding the increase in-house collection costs and expenses. Please disclose the number of full-time equivalent employees involved in the operations to provide investors with an understanding of the size of your in-house collection activities. Also, your proposed disclosure deletes all of the detailed expenses relating to the $380,403 of general and administrative expenses. We believe disclosing the major components of your general and administrative expenses will also enhance an investor's understanding of your business operations. Refer to Item 303 (a) of Regulation S-K.

Critical Accounting Policies

3. We note your response to comment four of our letter dated March 2, 2011.   Please revise your disclosure to highlight and expand your discussion of the following two areas: Impairment Write-down and Estimated Future Collections Values. Please disclose how you determine each estimate, the significant assumptions used and how and why your estimates may change. With respect to your analysis for impairment, please revise your disclosure to clarify the meaning of "worthlessness" and explain how you determine the amount of write-down in your impairment analysis.

Consolidated Financial Statements

Consolidated Statements of Cash Flows

4. We note your response to comment five of our letter of March 2, 2011 regarding your disclosure of $25,264 of cash used in investing activities for debt receivables purchased during fiscal 2010. It appears your debt receivables have maturity dates in excess of three months and would not qualify for net reporting. Accordingly, please report debt receivables gross in your statement of cash flows. Refer to FASB ASC 230-10-45-9.

5. We note your disclosure relating to purchase price reflecting cost paid plus capitalized expenses less seller refunds and buybacks. As previously requested in comment five of our letter of March 2, 2011, please tell us and disclose your accounting policy on the components of your purchase price being recorded for a portfolio being acquired, stating the amount and nature of your capitalized expenses and classification of amounts capitalized.

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

1(a) Nature of Business

6. We note your response to comment six of our letter dated March 2, 2011. Please properly file the Indemnification Agreement as a material contract, or tell us where it has previously been filed as an exhibit.

7. Refer to the Financing Agreement – Related Party. Please tell us and revise your disclosure to clarify the total amount of the loan principal and accrued interest, if any, due to Doubletree Capital Partners, Inc. ("DCP") that was repaid by issuance of the 573,000 shares of preferred stock to DCP during 2010.

1(.j) Financial Instruments

8. We note your response to comment seven of our letter dated March 2, 2011. Please revise your policy disclosure to state the method and approach used to determine fair value. Please show us what your revised policy disclosure will look like. Refer to FASB ASC 820-10-50-2.e.

Note 6. Other Related Party Transactions

Indemnification Agreement – Related Party

9. We note your response to comment nine of our letter dated March 2, 2011 regarding your disclosure of the Indemnification Agreement with a related party. Please tell us and revise your disclosure to provide the number of shares of your common stock that was issued to satisfy the additional liability of $63,087.

Item 9A. Controls and Procedures

10. We note your response to comment 12 of our letter dated March 2, 2011 regarding your disclosures under Item 308 of Regulation S-K relating to your evaluation of internal control over financial reporting as of September 30, 2010. The disclosure required by paragraph (a) of Item 308 should be "Management's Annual Report on Internal Control over Financial Reporting." However, the proposed revised disclosure included in your response instead discloses "Management's Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures." Please refer to Item 308 of Regulation S-K to ensure your disclosure conforms to the regulation and make sure you properly label your disclosure relating to each paragraphs of Item 308 (a) through (c). Please amend your

filing to provide the required Management's Report on Internal Control over Financial Reporting and a separate evaluation of your disclosure controls and procedures.

11. We note your response to comment 13 of our letter dated March 2, 2011 that you intend to revise your disclosure to delete the entire definition of disclosure controls and procedures. However, the proposed disclosure in your response under Item 9A Controls and Procedures includes a conclusion by management on the Company's disclosure controls and procedures that continues to include a partial definition of disclosure controls and procedures as follows "….is recorded, processed, summarized and reported by management of the Company….." Please understand that if you include a definition of disclosure controls and procedures, you must include the entire definition. Please revise your disclosure accordingly. Refer to Item 307 of Regulation S-K.

12. We note your response to comment 14 of our letter dated March 2, 2011 relating to your disclosure of changes in internal control over financial reporting. Your proposed disclosure states "The Company has made significant changes in the Company's internal control over financial reporting subsequent to the Company's fourth fiscal quarter of 2010 that materially affected, or are reasonably likely to ……….over financial reporting." Please revise your proposed disclosure to state, if true, that there were no changes in internal controls or revise to disclose any change in internal control that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to affect your internal control over financial reporting. If you made changes in internal control over financial reporting during the first quarter of fiscal 2011 that you believe should be disclosed, please understand you must disclose any material changes.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief